EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                         CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF DECEMBER 31, 1997 and 1996



                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                                 December 31, 1997




LIST OF CONSOLIDATED FINANCIAL STATEMENTS


 Reports of Ernst & Young LLP,  Independent Auditors

 Consolidated Balance Sheets as of December 31, 1997 and 1996

 Consolidated Statements of Operations for the Years Ended December 31,
      1997, 1996 and 1995

 Consolidated Statement of Partners' Deficit for the Years Ended
      December 31, 1997, 1996 and 1995

 Consolidated Statements of Cash Flows for the Years Ended December
      31, 1997, 1996 and 1995

 Notes to Consolidated Financial Statements









                 Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners/Two L.P.


We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners/Two L.P. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners/Two L.P. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           /s/ERNST & YOUNG LLP


Greenville, South Carolina
January 23, 1998,
except for Note I, as to which the date is March 17, 1998

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)





                                                          DECEMBER 31,
Assets                                                 1997          1996
   Cash and cash equivalents                       $   1,807    $     932
   Receivables and deposits                            1,964        2,188
   Restricted escrows                                  1,245          662
   Other assets                                        2,443        2,652
   Investments in limited partnerships                    --          336
   Investment properties:
      Land                                            10,498       10,841
      Buildings and related personal property         88,871       89,443
                                                      99,369      100,284
      Less: accumulated depreciation                 (59,501)     (58,187)
                                                      39,868       42,097

                                                   $  47,327    $  48,867

Liabilities and Partners' Deficit
Liabilities
   Accounts payable                                $     623    $     529
   Tenant security deposit liabilities                   564          556
   Accrued property taxes                                770          516
   Other liabilities                                     582          407
   Mortgage notes and interest payable                32,905       33,180
   Master loan and interest payable                  234,861      216,775

                                                     270,305      251,963
Partners' Deficit
   General Partner                                    (2,216)      (2,017)
   Limited Partners                                 (220,762)    (201,079)
                                                    (222,978)    (203,096)

                                                   $  47,327    $  48,867


          See Accompanying Notes to Consolidated Financial Statements



                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (in thousands)



                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                    1997         1996        1995
Revenues:
    Rental income                                $ 17,149      $ 16,647    $ 15,839
    Other income                                    1,235         1,117       1,164
    Gain on sale of property                        2,739            --          --

    Total revenues                                 21,123        17,764      17,003

Expenses:
    Operating                                       9,454         9,524       9,758
    General and administrative                        766           648         619
    Depreciation                                    4,822         4,694       5,252
    Interest                                       24,616        22,853      21,156
    Property taxes                                  1,347         1,271       1,082
    Write-down of investment properties
     and investment in limited partnerships            --           800      15,406

    Total expenses                                 41,005        39,790      53,273

        Net loss                                 $(19,882)     $(22,026)   $(36,270)

Net loss allocated to general partner (1%)       $   (199)     $   (220)   $   (363)
Net loss allocated to limited partners (99%)      (19,683)      (21,806)    (35,907)

                                                 $(19,882)     $(22,026)   $(36,270)

            See Accompanying Notes to Consolidated Financial Statements


                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                    CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                   (in thousands)

                                                  General        Limited
                                                  Partner       Partners      Total
Partners' deficit at December 31, 1994          $(1,434)      $(143,358)   $(144,792)

Net loss for the year ended
   December 31, 1995                               (363)        (35,907)     (36,270)

Partners' deficit at December 31, 1995           (1,797)       (179,265)    (181,062)

Distribution to partners                             --              (8)          (8)

Net loss for the year ended
   December 31, 1996                               (220)        (21,806)     (22,026)

Partners' deficit at December 31, 1996           (2,017)       (201,079)    (203,096)

Net loss for the year ended
   December 31, 1997                               (199)        (19,683)     (19,882)

Partners' deficit at December 31, 1997          $(2,216)      $(220,762)   $(222,978)

            See Accompanying Notes to Consolidated Financial Statements




                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (in thousands)

                                                       FOR THE YEARS ENDED DECEMBER 31,
Cash flows from operating activities:                     1997        1996       1995
Net loss                                               $(19,882)  $(22,026)   $(36,270)
Adjustments to reconcile net loss to net
cash provided by operating activities:
   Depreciation                                           4,822      4,694       5,252
   Amortization of loan costs, lease commissions
      and ground lease                                      641        502         403
   (Gain) loss on disposal of property                   (2,739)        --          44
   Write-down of investment properties and
     investment in limited partnerships                      --        800      15,406
   Change in accounts:
     Receivable and deposits                                224       (244)       (911)
     Other assets                                          (585)      (432)       (468)
     Accounts payable                                        94       (553)        660
     Tenant security deposit liability                        8        (28)        (43)
     Accrued property taxes                                 254       (229)        (63)
     Other liabilities                                      175         23         340
     Interest on Master Loan                             21,704     20,574      18,115
     Due from affiliates                                     --        (27)     (1,308)

Net cash provided by operating activities                 4,716      3,054       1,157

Cash flows from investing activities:
   Property improvements and replacements                (3,022)    (4,108)     (2,813)
   Proceeds from property disposition                     3,350         --          --
   Net increase in restricted escrows                      (583)      (562)       (100)
   Proceeds from sale of securities
     available for sale                                      --         --      10,019
   Purchase of securities available for sale                 --         --      (9,629)
   Distributions from investment in
     limited partnerships                                   336        124       1,048

Net cash provided by (used in) investing activities          81     (4,546)     (1,475)

Cash flows from financing activities:
   Distributions                                             --         (8)         --
   Advances on Master Loan                                  150      1,000       1,500
   Loan costs paid                                          (29)      (471)        (97)
   Principal payments on mortgage notes payable            (275)      (390)       (426)
   Principal payments on Master Loan                     (3,768)    (8,604)     (1,252)
   Proceeds from long-term borrowings                        --      9,286       6,970
   Repayment of mortgage notes payable                       --         --      (6,702)

Net cash (used in) provided by financing activities      (3,922)       813          (7)

Net increase (decrease) in cash and cash equivalents        875       (679)       (325)

Cash and cash equivalents, at beginning of year             932      1,611       1,936
Cash and cash equivalents at end of year               $  1,807   $    932    $  1,611

Supplemental disclosure of cash
 flow information:
 Cash paid for interest                                $  2,920   $  2,149    $  4,265

SUPPLEMENTAL DISCLOSE OF NON-CASH ACTIVITY
Accounts payable was adjusted $147,000 at December 31, 1996, for non-cash amounts in connection with property improvements and replacements.

            See Accompanying Notes to Consolidated Financial Statements


                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 31, 1997, AND 1996


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Equity Partners/Two ("EP/2"), a California general partnership, was formed on April 28, 1983, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. Certain of the general partners of EP/2 were former shareholders and former management of Consolidated Capital Equities Corporation ("CCEC"), the former corporate general partner of CCIP/2 (as defined below). On November 16, 1990, pursuant to the bankruptcy settlement discussed below, EP/2's general partners executed a new partnership agreement (the "New Partnership Agreement") whereby EP/2 converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"). The general partners of EP/2 became limited partners of CCEP/2. ConCap Holdings, Inc. ("CHI"), a Texas corporation, is CCEP/2's General Partner.

The operations of EP/2 were financed substantially through nonrecourse notes with participation interests (the "Master Loan") from Consolidated Capital Institutional Properties/2 ("CCIP/2"), a California limited partnership. These notes are secured by the real properties owned by and notes receivable on sold properties owed to CCEP/2. The Partnership operates four apartment properties located in Colorado, Illinois, Ohio and Texas and seven commercial office complexes located in California, Georgia, Michigan and Virginia. One commercial office complex was sold on December 2, 1997.

EP/2 Bankruptcy and Reorganization: During 1989, EP/2 defaulted on certain interest payments that were due to CCIP/2 under the Master Loan and, before CCIP/2 was able to exercise its remedies for such default, EP/2 filed for bankruptcy protection in a Chapter 11 reorganization proceeding ("Chapter 11").

On October 18, 1990, the bankruptcy court approved EP/2's consensual plan of reorganization (the "Plan"). On November 16, 1990, CCIP/2 consummated a closing under the Plan pursuant to which: (1) CCIP/2 and EP/2 executed an amended and restated loan agreement ("New Master Loan Agreement"); (2) CCEP/2 renewed the deeds of trust on all collateral securing the Master Loan; (3) EP/2 paid CCIP/2 cash of approximately $2.5 million, including $1.8 million contributed by the general partners of EP/2 related to their promissory notes;
(4) the general partners of EP/2 contributed certain partnership interests in affiliated partnerships ("General Partnership Interests"), which were valued by management of CCIP/2 at approximately $2.5 million, that were assigned to CCIP/2 as additional collateral securing the Master Loan and (5) all liabilities and claims between EP/2's general partners and CCIP/2 were released. See "Note C" for a description of the terms of the New Master Loan Agreement.

The managing general partner of EP/2 was Consolidated Capital Enterprises, Inc. ("CCEI"), a Georgia corporation. In December 1988, CCEC filed for Chapter 11 protection. In October 1990, as part of CCEC's reorganization plan, CCEC sold its general partner interest in CCIP/2 to ConCap Equities, Inc. ("CEI"), a Delaware corporation. Pursuant to the New Partnership Agreement as discussed above, CHI, a wholly-owned subsidiary of CEI, became the sole general partner of CCEP/2, replacing CCEI, and the former general partners of EP/2 became limited partners of CCEP/2. Pursuant to the New Partnership Agreement, CCEP/2 is managed by CHI and CHI has full discretion with respect to conducting

CCEP/2's business. CHI and the limited partners are hereinafter referred to collectively as the "Partners." All of CEI's outstanding stock is owned by Insignia Properties Trust, an affiliate of Insignia Financial Group, Inc. ("Insignia"), which was acquired through two transactions in December 1994 and October 1995.

Principles of Consolidation: In 1985, EP/2 together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by CCIP/2 on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Includes cash on hand and in banks and in money market funds. U.S. Treasury Bills with original maturities greater than 90 days are considered to be investments. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

Tenant Security Deposits: The Partnership requires security deposits from lessees for the duration of the lease and such deposits totaling $506,000
(1997) and $546,000 (1996) are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

Escrows for Taxes: These funds of approximately $995,000 and $798,000 at December 31, 1997 and 1996, respectively, are held by the Partnership and the mortgage lender, designated for the payment of real estate taxes and included in receivables and deposits.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of approximately $607,000 and $578,000, less accumulated amortization of approximately $141,000 and $34,000, at December 31, 1997 and 1996, respectively are included in other assets and are being amortized on a straight-line basis over the life of the loans. The amortization expense is included in interest expense.

Investments in Limited Partnerships: The investments in limited partnerships represent certain interests in three affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1,000,000 to its estimated fair value during the third quarter of 1995. Also, in the fourth quarter of 1995, CCEP/2 received distributions from two of the affiliated partnerships in the amount of $1,048,000. During 1996, CCEP/2 received distributions from three of the affiliated partnerships of approximately $124,000. During 1997, CCEP/2 received distributions from three of the affiliated partnerships of approximately $336,000. These amounts were subsequently paid to CCIP/2 as a principal payment on the Master Loan per the loan agreement.

Advertising: The Partnership expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was approximately $158,000, $157,000 and $152,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

Investment Properties: Investment properties are stated at cost. Acquisition fees are capitalized as a cost of real estate. In accordance with Financial Accounting Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. One of the properties owned by the Partnership experienced a decline in net realizable value; as a result, the Partnership recorded a write-down of approximately $800,000 on this property during the year ended December 31, 1996. The Partnership recorded a write-down of approximately $14.4 million on seven of its properties during the year ended December 31, 1995.

Leases: The Partnership leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with "Financial Accounting Standards Board Statement No. 13." Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease.

For all other leases, minimum rents are recognized over the terms of the leases.

The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expense as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1997 and 1996, lease commissions totaled approximately $2,660,000 and $2,745,000, respectively, with accumulated amortization of approximately $1,324,000 and $1,458,000, respectively. Lease commissions are included in other assets.

Allocation of Net Income and Cash Distributions: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI. Distributions to the Partners are not allowed until CCEP/2 has fully paid and performed under the terms of the Master Loan.

Due to Affiliates: Due from affiliates primarily represents cash flow payments owed by CCEP/2 to CCIP/2 in accordance with the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because under current law, no Federal income taxes are paid directly by CCEP/2. The Partners are responsible for their respective shares of CCEP/2's net income or loss. CCEP/2 reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $160,204,000 greater than the assets and liabilities as reported in the financial statements.

Reclassifications: Certain reclassifications have been made to the 1996 and 1995 information to conform to the 1997 presentation.

NOTE B - DISPOSITION OF REAL ESTATE

On December 2, 1997, CCEP/2 sold Cosmopolitan Center to an unrelated third party for a contract price of $3,500,000 and realized a gain on sale of approximately $2,739,000. The Partnership received net proceeds of approximately $3,307,000 which were remitted to CCIP/2 to pay down the Master Loan.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at December 31, 1997, and December 31, 1996, are $234,861,000` and $216,775,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement.

The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

During 1997, CCIP/2 loaned approximately $150,000 to CCEP/2 as an advance on the Master Loan. Also during 1997, CCEP/2 paid down the Master Loan by $3,768,000. These payments were made from approximately $461,000 of proceeds from certain investments and approximately $3,307,000 of proceeds from the sale of Cosmopolitan Center. During 1996, CCIP/2 loaned approximately $1,000,000 to CCEP/2 as an advance on the Master Loan to pay for capital improvements at various properties in order to maintain the assets that secure the Master Loan. Also, during 1996, CCEP/2 paid down the Master Loan by $8,604,000. The payments were made from approximately $124,000 of proceeds from certain investments, $501,000 of required cash flow payments, and $7,979,000 of proceeds from refinancings. These funds are required to be transferred to CCIP/2 under the terms of the Master Loan.


NOTE D - MORTGAGE NOTES PAYABLE

The principle terms of mortgage notes payable are as follows (in thousands):

                          Principal     Monthly                            Principal
                          Balance At    Payment     Stated                  Balance
                         December 31,  Including   Interest    Maturity      Due At
Property                     1997       Interest     Rate        Date       Maturity
Canyon Crest
  1st Mortgage           $ 2,000        $ 12       7.33%     11/01/03     $ 2,000
Highcrest Townhomes
  1st Mortgage             4,000          24       7.33%     11/01/03       4,000
Windemere
  1st Mortgage             3,000          18       7.33%     11/01/03       3,000
Richmond Plaza
 1st Mortgage             14,500          95       7.88%     06/01/00      14,500
Village Brooke
 1st Mortgage              6,780          54       8.00%     12/01/02       6,161
Town Center
 1st Mortgage                474           9       9.88%     08/01/03           9
 2nd Mortgage                197           8       8.63%     06/01/00           7
 3rd Mortgage              1,086          10       8.75%     10/01/00       1,028
 Other Mortgage              868           8       8.75%     10/01/00         823

 Totals                  $32,905        $238

The mortgage notes payable are nonrecourse and are collateralized by deeds of trust on the real property. The mortgage notes require prepayment penalties if repaid prior to maturity. All of these notes are superior to the Master Loan.

Richmond Plaza's mortgage indebtedness of approximately $14,232,000 matured in March 1995, with waivers of the default obtained from the lender through June 15, 1996. The Partnership continued making the monthly payment of approximately $132,000 under the terms of the original note through September 30, 1996, while negotiating the refinancing with the original lender. During the negotiation period, the lender did not issue a formal waiver but continued to accept payments under the terms of the original note. On October 1, 1996, the Partnership signed a promissory note with the existing mortgage holder for $14,500,000 with an interest rate of 7.88% and a maturity date of June 1, 2000. The Partnership's new monthly payment is approximately $95,000 and the first payment was due on December 1, 1996.

On November 13, 1996, CCEP/2 was successful in obtaining financing on Canyon Crest, Highcrest Townhomes, and Windemere. Gross proceeds from the financing were $9,000,000; the mortgage notes encumbering the properties carry a stated interest rate of 7.33% with balloon payments due on November 1, 2003.

Scheduled principal payments of mortgage notes payable subsequent to December 31, 1997, are as follows (in thousands):


        Years Ending December 31,         Notes Payable
             1998                         $    272
             1999                              311
             2000                           16,632
             2001                              225
             2002                            6,394
             Thereafter                      9,071

               Total                      $ 32,905

NOTE E - RELATED PARTY TRANSACTIONS

The Partnership has no employees and is dependent on the General Partner and its affiliates for management and administration of all Partnership activities. The Partnership paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1997, 1996 and 1995.

Also, the Partnership is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to be paid to an affiliate of CHI for advisory and consulting services related to CCEP/2's properties. Advisory fees paid pursuant to this agreement are reflected in the following table.

The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. The General Partner and its affiliates received reimbursements and fees as reflected in the following table (in thousands):


                                                   For the Years Ended
                                                        December 31,
                                               1997        1996       1995

   Property management fees                    $881        $883       $853
   Investment advisory fees                     154         154        178
   Lease commissions                            380         272        514
   Reimbursement for Services of Affiliates     296         337        329


In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties/2 ("CCIP/2") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $236,000 and $700,000 for the years ended December 31, 1997 and 1995. There were no interest payments made in 1996. Advances of approximately $150,000 $1,000,000 and $1,500,000 were made under the Master Loan Agreement during the years ended December 31, 1997, 1996 and 1995, respectively. Additionally, CCEP/2 made principal payments on the Master Loan of $3,768,000, $8,604,000 and $1,252,000 in 1997, 1996, and 1995, respectively.
These funds were received from distributions from three affiliated partnerships, from proceeds of a lawsuit settlement, proceeds from the sale of Cosmopolitan Center and financing and refinancing proceeds.

For the period of July 1, 1995 to August 31, 1997, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations were not significant.

NOTE F - REVENUES

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases as of December 31, 1997, are as follows (in thousands):



      1998                $  9,017
      1999                   7,533
      2000                   4,296
      2001                   2,729
      2002                   1,559
      Thereafter               757
                          $ 25,891


There is no assurance that this rental income will continue at the same level when the current leases expire.

NOTE G - LEGAL PROCEEDINGS

CCEP/2 was a general partner in a limited partnership ("Broad and Locust Associates") which was managed by an unaffiliated co-general partner and which owned the 230 S. Broad Street Office Complex. Broad and Locust Associates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 1992, and in 1993 a reorganization plan was confirmed by the bankruptcy court. Pursuant to the reorganization, the 230 S. Broad Street Office Complex was transferred to the first lien holder which held a mortgage loan of approximately $16 million secured by the property. The bankruptcy court determined the first lien was in excess of the property's estimated fair value, therefore, CCEP/2's general partner interest was unsecured. The disposition of the property did not release CCEP/2 from its $4.4 million obligation to CCIP/2 under the Master Loan which had been secured by the general partner interest in Broad and Locust Associates. CCIP/2 had previously recognized a provision for possible losses for the balance of the Investments in Master Loan secured by the general partner interest in Broad and Locust Associates. In 1994, CCEP/2 made a demand on certain other partners of Broad & Locust Associates for the amount of the Deficit Restoration Obligation ("DRO") as defined in the Broad & Locust Associates Second Amended and Restated Partnership Agreement entered into in July 1984 by CCEP/2 and certain other partners. In 1995 approximately $204,000 was received by CCEP/2 on partial settlement of this claim. No assurance can be given that CCEP/2 will be successful in its attempts to obtain further payment of the DRO amount.

In May 1997, the Partnership was named as a defendant in a lawsuit brought by PHC Construction Corporation in the Circuit Court for Oakland County, Michigan. An additional complaint was filed in November 1997 by PHC Construction against the Partnership, CCIP/2 and other defendants. These lawsuits have been consolidated. The complaints arise from construction services allegedly performed by the plaintiff at the North Park Plaza Building in Southfield, Michigan prior to the sale of that property in September 1996. The complaints assert claims for breach of contract, quantum meruit and promissory estoppel. The General Partner believes the claims asserted are without merit and intends to vigorously defend the action. Based upon the facts currently available, the General Partner believes that the disposition of this matter will not have a materially adverse effect on the financial position of the Partnership.

NOTE H - REAL ESTATE AND ACCUMULATED DEPRECIATION

The investment properties owned by the Partnership consist of the following:

(in thousands)

                                  Building
                                 & Related
                                  Personal              Accumulated     Depreciable
Description              Land     Interest     Total    Depreciation    Life-Years
Canyon Crest          $   145   $ 3,333     $  3,478    $ 1,843         3-20
Central Park Plaza        920    10,422       11,342      6,810         1-20
Central Park Place        811     9,599       10,410      6,417         1-20
Crescent Center           212     3,532        3,744      2,861         3-20
Lahser I                  506     8,137        8,643      5,564         1-20
Lahser II                 484     4,225        4,709      2,487         3-20
Highcrest Townhomes       707     6,855        7,562      4,120         3-20
Richmond Plaza          2,019    15,597       17,616     10,764         3-20
Town Center             2,815    13,372       16,187     10,149         1-20
Village Brooke          1,099     8,257        9,356      5,083         3-20
Windemere                 780     5,542        6,322      3,403         3-20

Total                 $10,498   $88,871     $ 99,369    $59,501

NOTE I - SUBSEQUENT EVENT

On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations, and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the General Partner of the Partnership.